September 26, 2012

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Martin James
Senior Assistant Chief Accountant

Re:	AU Optronics Corp.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 27, 2012
File No. 001-31335

Dear Mr. James:

This letter sets forth the responses of AU Optronics Corp. (“AUO” or the “Company”) to the comments the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 12, 2012.

For your convenience, we have included herein each of the Staff’s comments in italics, and the Company’s responses are set forth immediately below the corresponding Staff comment.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 18. Consolidated Financial Statements

Note 27. Summary of Significant Differences between Accounting Principles Generally Accepted in the Republic of China and Accounting Principles Generally Accepted in the United States of America, page F-89

1.	We note your response to prior comment 2 in your response letter dated August 14, 2012. Given the materiality of the amounts accrued, please amend your Form 20-F to provide revised disclosure that complies fully with ASC 450-20-50-1, including the amounts you have accrued for loss contingencies. To enhance an investor’s understanding, please disclose the amount of the accrual made relating to these matters in each reported period, as well as the liability balance at the end of the last reported period.

Response

In response to the Staff’s comments, the Company has amended its Form 20-F to disclose the amount of the accrual made relating to these matters in each reported period, as well as the liability balance at the end of the last two reporting periods in Note 24(e) Litigation.

2.	Further, given your responses to prior comments 2 and 3 related to the US DOJ matter and the materiality of this individual matter to your financial statements taken as a whole, please provide the requested disclosures separately for this matter. In addition, we note from your responses that you developed a range of possible losses, please amend the Form 20-F to disclose an estimate of the possible loss or range of loss as required by ASC 450-20-50-4(b). Please also refer to the example in Case A of ASC 450-20-55-23 to 55-26.

Response

In response to the Staff’s comments, the Company has amended its Form 20-F to disclose the accrued liability for this matter at the end of the last reporting period, as well as an estimate of the possible range of loss in Note 26, Subsequent Events.

3.	We note from Note 26 that you concluded that while the actual fine to be imposed in the US DOJ matter may be materially higher than its provision, no significant adjustment was necessary at that time for the provision recognized at December 31, 2011 as a result of the subsequent event. Please discuss for us the factors you considered and found persuasive in concluding that the liability recorded at December 31, 2011 continued to represent the best estimate within the range of possible losses relating to this matter even after the events of March 14, 2012. Refer to ASC 450-20-30-1. Revise the Legal Contingencies section of your critical accounting policies discussion in MD&A to provide a similar discussion and to provide a more detailed description of how you estimate losses related to your legal contingencies.

Response

In our August 14, 2012 letter, we explained how Management made its determination regarding the appropriate provision after the verdict was returned on March 14, 2012 (Taiwan time).

At that time and as explained previously, Management was aware that there were a number of alternative ways by which the amount of the fine could be determined and that there were various unknown factors and uncertainties regarding that determination. The alternatives and uncertainties that Management considered at the time were the following:

•

The Court had not yet rendered a judgment and imposed a fine on the Company, nor had the Court provided any indication as to how it may impose such a fine or as to how it would decide the legal constraints applicable to the fine amount.

•	The US Probation and Pretrial Services Office had not yet performed its calculation under the Sentencing Guidelines and had not provided its recommended sentence.

•	The Government had not yet provided its recommended sentence and the rationales in support of its recommendation.

•

Although the US Probation and Pretrial Services and the Court would each perform calculations under the US Sentencing Guidelines, it was not known what volume of affected commerce each would use or whether they would depart from the 20% overcharge presumption in calculating a base fine. At the time, Management was aware of facts raising substantial uncertainty with respect to both of those elements.

•

Whether the Government would offer additional evidence at sentencing, what arguments it would offer with regard to sentencing and what its evidence and arguments might be, such as any declarations by its expert, was not known.

•	Other factors and information (including the possibility of new and different facts) would become known to Management as sentencing proceedings progressed.

•

No information was available that allowed Management to determine that any amount within the possible range of sentences was a better estimate than any other amount in that range, although Management thought that a relatively very low minimum amount of fine was less likely.

In addition, Management considered certain factors that were known as of March 14, 2012. These were the following:

•	The terms of the US Sentencing Guidelines that would be considered in calculating a range of fines.

•	The fact that the Court has discretion to impose a fine within the range calculated under the Sentencing Guidelines or below that range.

•

After the March 14, 2012 jury verdict, Management understood that the court would have discretion to impose a fine in any amount up to US$1 billion, the latter amount being based on statute which allows a maximum penalty equal to twice the gains derived from the conspiracy.

•

If the calculation under the US Sentencing Guidelines was limited to evidence of AUO’s affected commerce that had been presented at trial, the Company believed that the sentencing range applicable to AUO would be from US$200 million to US$600 million.

•	The jury did not decide on the amount of the gross gain or loss of the alleged conspiracy that was specifically attributable to the Company.

•

The amounts of fines that had been imposed on the four other defendants that had been convicted of Sherman Act violations arising from the conspiracy, the methodology used by the Government and accepted by the Court in calculating a sentencing range for those defendants, and the volumes of commerce used in those calculations.

•

Notably, among the prior fines, LG Display, a much larger company with a much larger volume of commerce than AUO, was fined US$400 million and Chi Mei Innolux (formerly Chi Mei Optoelectronics) a company whose size and volume of commerce were roughly comparable to those of AUO, was fined US$220 million.

•

In light of the amounts of the fines imposed on the other defendants, Management concluded that reasonable range of loss likely to be incurred would be US$253 million to US$600 million considering AUO’s market share relative to its competitors, among other factors.

In addition and in response to the Staff’s comments, the Company has amended its Form 20-F to provide a description of how it estimates losses related to its legal contingencies by revising the Legal Contingencies section of its critical accounting policies discussion in MD&A in Item 5. Critical Accounting Policies.

In connection with the foregoing responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to AUO’s Annual Report on Form 20-F, please contact the undersigned (Tel: 886-3-500-8800; Fax: 886-3-564-3370) or Alfred Wei of KPMG (Tel: 886-3-579-9955; Fax: 886-3-563-2277).

Sincerely yours,

AU Optronics Corp.

By:	/s/ Andy Yang
Name: Andy Yang
Title: Chief Financial Officer